UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

ADAMS DIVERSIFIED EQUITY FUND, INC

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

006212104

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006212104	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,558,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,558,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,558,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,558,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,558,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,558,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,558,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,558,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,558,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the SEC on 9/1/23 (the "Original Schedule 13D") with respect to the Common Shares of Adams Diversified Equity Fund, Inc. This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and restated in its entirety as follows:
Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $105,783,262 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On September 22, 2023, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital, submitted to the Issuer a notice of intent informing the Issuer of its intention to nominate a slate of seven independent director candidates - Paul Kazarian, Aditya Bindal, Karen Caldwell, John Karabelas, Neal Neilinger, Srinivas Dhulipala and Simon Reeves (the "Nominees") - for election to the Board at the Issuer's 2024 annual meeting of shareholders (the "Annual Meeting").

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D/A	Page 6 of 8 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected by the Reporting Persons since the Original Schedule 13D, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Each of the Nominees except for Paul Kazarian and Aditya Bindal has entered into a nomination agreement (collectively, the "Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 2 to this Schedule 13D/A, whereby (i) such Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting, (ii) such Nominees agreed not to acquire or dispose of any securities of the Issuer without the prior written approval of the undersigned and (iii) Saba Capital agreed to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by such Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 2 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2	Form of Nominee Agreement.

CUSIP No. 006212104	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 25, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 006212104	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the Original Schedule 13D.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
9/1/2023	Buy	35,237	17.71
9/5/2023	Buy	79,752	17.65
9/8/2023	Buy	5,302	17.24
9/11/2023	Buy	90,659	17.32
9/13/2023	Buy	49,391	17.20
9/14/2023	Buy	4,926	17.33
9/15/2023	Buy	26,862	17.23
9/18/2023	Buy	22,152	17.25
9/19/2023	Buy	5,469	17.18
9/20/2023	Buy	24,184	17.18
9/21/2023	Buy	137,883	16.98
9/22/2023	Buy	16,945	16.92